October 31, 2008
Ms. Karen Garnett
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail stop 4561
Washington, D.C. 20549-7010

Re:	Grubb & Ellis Healthcare REIT, Inc.
Post Effective Amendment No. 9 to Form S-11
Filed October 10, 2008
File No. 333-133652
Dear Ms. Garnett:
     This letter sets forth the responses of Grubb & Ellis Healthcare REIT, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated October 30, 2008 with regard to the above-referenced filing. For your convenience, we have set forth below your comments followed by the relevant responses.
General
1. Comment: As you know we are reviewing your Form 10-K for the fiscal year ended December 31, 2007, and have issued a number of comments regarding that review. In conjunction with that review, we will also be reviewing your registration statement, which contains your fiscal year end financial information.
     Response: The Company understands that its Form 10-K for the fiscal year ended December 31, 2007 is currently under review. The Company responded to the Staff’s comments to the Form 10-K on October 24, 2008.
Supplement No. 1 Dated October 10, 2008
2. Comment: We note the disclosure on page 5 that as of June 30, 2008 you had an amount payable to your advisor of $1,335,000. On page 8, the amount payable to your advisor is disclosed as $4,221,000. Please explain to us the difference between the two noted figures.
     Response: The disclosure on page 5 refers to payables to the Company’s affiliates that will “be paid from cash flow from operations”. The disclosure on page 8 refers to total payables to the Company’s affiliates. The difference of $2,886,000 relates to offering costs ($2,880,000) which are paid from cash flow from financing activities
1551 N. Tustin Avenue, Suite 300, Santa Ana, California 92705
tel (714)667-8252· fax (714)667-6860

and acquisition related costs ($6,000) which are paid from cash flow from investing activities.
     Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at 714-667-8252.

Very truly yours,
/s/ Shannon K S Johnson

Shannon K S Johnson
Chief Financial Officer

cc:	Scott D. Peters Lesley H. Solomon